UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                            SCOTT'S LIQUID GOLD-INC.
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                                    810202 10 1
                                 (CUSIP Number)

  Mark R. Levy, Holland & Hart LLP, 555 - 17th Street, Denver, CO  80202  (303)
                                    295-8073
   (Name/Address/Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                              None
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13D


CUSIP No.
810202 10 1

      1        NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON

                   Goldstein Family Partnership, Ltd.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)
                                                                       (b)
      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

                   OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Colorado

      7        SOLE VOTING POWER

                  2,447,024

      8        SHARED VOTING POWER

      9        SOLE DISPOSITIVE POWER

                   2,447,024

     10        SHARED DISPOSITIVE POWER

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                   2,447,024

     12        CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11)
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.3%

     14       TYPE OF REPORTING PERSON*

                   PN


CUSIP No.
810202 10 1

      1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON

                   Goldstein Family Corporation

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
               GROUP *                                                       (a)
                                                                             (b)
      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

                   OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Colorado

      7        SOLE VOTING POWER

                   2,447,024

      8        SHARED VOTING POWER

      9        SOLE DISPOSITIVE POWER

                   2,447,024

     10        SHARED DISPOSITIVE POWER

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                   2,447,024

     12        CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11)
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)

                   24.3%

     14       TYPE OF REPORTING PERSON*

                   CO


CUSIP No.
810202 10 1

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Jerome J. Goldstein
                   ####-##-####

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)
                                                                       (b)
      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

                   OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen

      7        SOLE VOTING POWER

                   70,500

      8        SHARED VOTING POWER

                   2,447,024

      9        SOLE DISPOSITIVE POWER

                   70,500

     10        SHARED DISPOSITIVE POWER

                   2,447,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                   2,517,524

     12        CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.8%

     14        TYPE OF REPORTING PERSON*

                   IN


CUSIP No.
810202 10 1

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Goldie S. Goldstein
                   ####-##-####

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)
                                                                       (b)
      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

                   OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen

      7        SOLE VOTING POWER

      8        SHARED VOTING POWER

                   2,447,024

      9        SOLE DISPOSITIVE POWER

     10        SHARED DISPOSITIVE POWER

                   2,447,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                   2,447,024

     12        CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11)
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.3%

      14       TYPE OF REPORTING PERSON*

                   IN

Item 1.  Security and Issuer

     This Schedule relates to Common Stock of Scott's Liquid Gold-Inc. (the "Company"), par value $0.10 per share. The address of the principal executive office of the Company is 4880 Havana Street, Denver, Colorado 80239.

Item 2.  Identity and Background

     No change.

Item 3.  Source and Amount of Funds or Other Consideration

   On November 12, 1997, Jerome J. Goldstein received from the Employee Stock Ownership Plan of Scott's Liquid Gold-Inc. (the "Company") 7,657 shares of common stock of the Company. Those 7,657 shares were contributed on December 2, 1997 by Mr. Goldstein to the Goldstein Family Partnership, Ltd. (the "Partnership") in return for 31 units in the Partnership.

    The Partnership has outstanding 10,064 units of which Jerome J. Goldstein and Goldie S. Goldstein own approximately 1,889 and 1,857 units, respectively, and of which the Goldstein Family Partnership owns approximately 103 units.

    See also Item 4 below.

Item 4.  Purpose of Transaction

      The purposes of the acquisition of the Company's Common Stock by the Partnership were to facilitate estate planning of Mr. and Mrs. Goldstein and to have the voting and disposition powers with respect to those shares rest with the Goldstein Family Corporation (the "Goldstein Corporation") as the sole general partner of the Partnership.

      In February, 1997, Mr. and Mrs. Goldstein sold 811 units to two grandchildren and also made gifts of 174 units to three grandchildren. As a result, approximately 41% of the outstanding units of the Partnership are held by two children (including Mark E. Golstein) of Mr. and Mrs. Goldstein, approximately 10% of the outstanding units are owned by their five grandchildren and 11% of the outstanding units are owned by other relatives. Gifts of limited partner interests in the Partnership and sales of those interests may be made in the future by Mr. and Mrs. Goldstein. One of the children of Mr. and Mrs. Goldstein is Mark E. Goldstein, who is the President, Chief Executive Officer and a director of the Company.

       Mr. and Mrs. Goldstein control the Goldstein Corporation. Under the wills of Mr. and Mrs. Goldstein, in the event of the death of both of them, it is currently provided that Mark E. Goldstein, their son, would receive all outstanding shares of the Goldstein Corporation and therefore control the Goldstein Corporation.

       Mr. Goldstein has stock options under a Company plan to acquire certain shares of Common Stock of the Company and a vested interest in shares of the Company's Common Stock held in his account under the Company's employee stock ownership plan. Mr. Goldstein may in the future contribute or sell those shares to the Partnership.

       The Partnership may be dissolved upon the written agreement of partners holding at least 75% of the total capital account balances of all partners, the expiration of the term of 30 years and certain other events listed in the Limited Partnership Agreement of the Partnership, effective November 6, 1996, as it may be amended from time to time (the "Partnership Agreement"). Please see
Article XI of the Partnership Agreement, which Agreement is an exhibit to this Schedule.

       Except as may be indicated above, the Partnership, Goldstein Corporation and Mr. and Mrs. Goldstein have no plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

       The Partnership owns 2,447,024 shares of Common Stock of the Company. Under the terms of the Partnership Agreement, a determination on the voting or disposition of these shares rests with the sole general partner, the Goldstein Corporation. The Partnership and the Goldstein Corporation may be deemed to be the beneficial owners of all such 2,447,024 shares of common stock of the Company, representing approximately 24.3% of the outstanding common stock of the Company, and to have the sole power to vote or to direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares.

       Mr. and Mrs. Goldstein as directors and executive officers of the Goldstein Corporation will determine the actions of the Partnership with respect to the shares of the Company's Common Stock held by the Partnership. Mr. and Mrs. Goldstein also may be deemed to be the beneficial owner of such 2,447,024 shares and to share together the power to vote or to direct the vote of such shares and the power to dispose or to direct the disposition of such shares.

       Mr. Goldstein holds stock options under a stock option plan of the Company, which options are presently exercisable for 70,500 shares of Common Stock of the Company. Accordingly, Mr. Goldstein may be deemed the beneficial owner of a total of 2,517,524 shares of Common Stock of the Company (which includes shares subject to the options), representing 24.8% of the outstanding Common Stock of the Company (assuming the exercise of the options). Mr. Goldstein shares the voting power and disposition power with respect to 2,447,024 shares as described above and may be deemed to have the sole power to vote or to direct the vote of the 70,500 shares subject to the option and to have the sole power to dispose or to direct the disposition of the 70,500 shares subject to the option.

       The limited partners of the Partnership, which includes two children of Mr. and Mrs. Goldstein, grandchildren and certain other relatives, have an interest in dividends from or the proceeds from the sale of any Common Stock held by the Partnership because the dividends or proceeds would become assets of the Partnership. However, under the terms of the Partnership Agreement, they do not have the right to receive or the power to direct the receipt of any such dividends or proceeds. See Item 4 above.

       The Partnership, Goldstein Corporation and Mr. and Mrs. Goldstein have not engaged in any transactions in the Common Stock of the Company since the date of the original filing of this Schedule 13D, except transfers described in Item 3 of this Schedule 13D as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The Partnership, Goldstein Corporation and Mr. and Mrs. Goldstein do not have any contracts, arrangements, understandings or relationships among themselves or between any of them and another person or entity with respect to the securities of the Company except to the extent any of the following may be so considered.

       The Partnership Agreement sets forth the powers of the Goldstein Corporation as the general partner to control the voting of, disposition of and other matters concerning the Common Stock of the Company held by the Partnership. The Partnership Agreement is an exhibit to this Schedule.

       In selling limited partnership interests, Mr. and Mrs. Goldstein entered into a sales agreement with each buyer and received back from each buyer a promissory note in full payment of the purchase price. The interest on the outstanding principal is payable annually, and the full principal amount of the note is due nine years from the date of sale. The notes require a prepayment if the stock of the Company is sold by the Partnership and any proceeds from the sale are distributed to the limited partners.

       Please also see information in Item 4 above.

Item 7.  Material to be Filed as Exhibits

       No change.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Date:     February 12, 1998.


                       Goldstein Family Partnership, Ltd.

                       By:  Mark E. Goldstein, Attorney-in-Fact


                       Goldstein Family Corporation

                       By:  Mark E. Goldstein, Attorney-in-Fact


                       Jerome J. Goldstein

                       By:  Mark E. Goldstein, Attorney-in-Fact



                       Goldie S. Goldstein

                       By:  Mark E. Goldstein, Attorney-in-Fact


                                                               POWER OF ATTORNEY


           Know all by these presents, that each of the undersigned hereby constitutes and appoints Mark E. Goldstein each of the undersigned's true and lawful attorney-in-fact to:

                     (1)  execute for and on behalf of the undersigned (i) Forms
               3, 4 and 5 under Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules promulgated thereunder, relating to the undersigned's being an officer, director and/or beneficial shareholder of Scott's Liquid Gold-Inc., a Colorado corporation (the "Company"), and (ii) originals of and amendments to Schedules 13D and 13G under Regulation 13D-G of the Act and the
               rules   promulgated  thereunder  (collectively,  the "Securities
               Filings");

                     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute and such Securities Filings and file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

           The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the Act.

          This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of the Securities Filings with respect to securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF, the each of the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 1998.

                              JEROME J. GOLDSTEIN
                              Signature


                              GOLDIE S. GOLDSTEIN
                              Signature


                              GOLDSTEIN FAMILY PARTNERSHIP, LTD.
                              By:  Goldstein Family Corporation,
                                   its General Partner


                              By: Jerome J. Goldstein,
                                  President


                              GOLDSTEIN FAMILY CORPORATION


                              By: Jerome J. Goldstein,
                                  President